PRESS RELEASE

Tembec announces add-on offering of US $50 Million to existing 11.25% Senior Secured Notes due 2018

Montreal, Quebec, February 16, 2012 - Tembec Inc. (“Tembec”) announced today that it intends to offer, through wholly-owned subsidiary, Tembec Industries Inc. (the “Company”), US $50 million in aggregate principal amount 11.25% senior secured notes due 2018 (the “Notes”) in a private offering to “qualified institutional buyers” as defined in Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and outside the United States in reliance on Regulation S under the Securities Act. The Notes are being offered as additional notes under indenture dated as of August 17, 2010, pursuant to which the Company has issued US $255,000,000 aggregate principal amount of 11.25% senior secured notes due 2018 (the “Existing Notes”). The Notes will be treated as single series with and will have the same terms as the Existing Notes, except that the Notes will have registration rights and will be subject to restrictions on transfer.

The proceeds from the offering are expected to be used for general corporate purposes, as additional liquidity support Tembec’s capital expenditure initiatives, and to pay fees and expenses related to the offering.

Upon issuance, the Notes will not be registered under the Securities Act or the securities laws of any other jurisdiction In connection with the offering, the Company will agree that following completion of the offering, it will file an exchange offer registration statement with the U.S. Securities and Exchange Commission with respect to an offer to exchange the Notes and, under certain circumstances, a shelf registration statement with respect to resales of the Notes. Until registered, the Notes (i) may be offered only in transactions that are exempt from registration under the Securities or the securities laws of any other jurisdiction and will therefore be subject to substantial restrictions on transfer and (ii) will trade separately from the Existing Notes. After registration, the Notes are expected to trade fungibly with Existing Notes.

This press release is neither an offer to sell nor the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale of any security in any jurisdiction in which such offer, solicitation or sale would be unlawful The Notes have not been and will not be qualified for sale to the public under applicable Canadian securities laws and any offer and sale of the Notes in Canada will be made on a basis that is exempt from the prospectus requirement such securities laws. In Canada, the Notes will be offered and sold on a private placement basis to accredited investors in the provinces of British Columbia, Alberta, Ontario and Quebec.

Tembec is a manufacturer of forest products – lumber, pulp, paper and specialty cellulose – and a global leader sustainable forest management practices. Principal operations are in Canada and France. Tembec has some 4,000 employees and annual sales of approximately $2 billion. Tembec is listed on the TSX (TMB). Additional information on Tembec is available on its website at www.tembec.com.

This press release includes “forward-looking statements” within the meaning of securities laws. Such statements relate, without limitation, to the Company’s or management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as “may”, “will”, “could”, “anticipate”, “estimate”, “expect” and “project”, the negative or variation thereof, and expressions of similar nature. Forward looking statements are based on certain assumptions and analyses made by the Company in light of its experience, information available to it and its perception of future developments. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in foreign exchange rates, product selling prices, raw material and operating costs and other factors identified in our periodic filings with securities regulatory authorities. Many of these risks are beyond the control of the Company and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. The forward-looking statements contained herein reflect the Company’s expectations as of the date hereof and are subject to change after such date. The Company disclaims any intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities legislation.

Information:	Michel Dumas
Executive Vice President, Finance and Chief Financial Officer
Tel.: 819 627-4268
michel.dumas@tembec.com